Zion	Eugene Soltero
Oil & Gas	Chief Executive Officer

September 14, 2006

Mr. Jason Wynn
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549

RE: Zion Oil & Gas, Inc.
Registration Statement on Form SB-2/A, Amendment #5
Filed on August 18, 2006
Commission File No. 333-131275

Dear Sir:

In connection with the above referenced Registration Statement, please note that by letter dated September 13, 2006 we requested acceleration. We hereby acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely yours,

ZION OIL & GAS, INC.

/s/ Eugene A. Soltero

Eugene A. Soltero
Chief Executive Officer

cc: Mr. Roger Schwall, Assistant Director, Division of Corporate Finance

Mr. Bryan Fischer, American Stock Exchange

Mr. Michael Zarraga, Network 1 Financial Securities, Inc.

Ms. Alice A. Waters, Esq.